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August 13, 2009

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:	Cheniere Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-16383

Dear Mr. Schwall:

On behalf of Cheniere Energy, Inc., a Delaware corporation (the “Company”), we enclose the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 31, 2009, with respect to the Company’s Form 10-K for fiscal year ended December 31, 2008 (File No. 001-16383) (the “10-K”).  For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

The Company acknowledges the following:  (i) the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

                Sincerely,
                Meredith S. Mouer

cc:           Meg A. Gentle (Cheniere Energy, Inc.)

Austin         Beijing         Dallas          Houston          London         New York         The Woodlands         Washington, DC

Cheniere Energy, Inc.
Form 10-K (File No. 001-16383)
Company’s Responses to
SEC Comment Letter dated July 31, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 35

Contractual Obligations, page 47

1.
We note you exclude the interest component of your long-term debt.  In light of the significance of your long-term debt to your financial statements as a whole, please expand your accompanying footnotes to describe the nature of provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of your specified contractual obligations, as contemplated by Item 303(a)(5) of Regulation S-K.

Response:

In the accompanying footnotes, we cross-reference Note 18 of our Notes to Consolidated Financial Statements, which contains a description of the interest expense obligations under each debt instrument.  Similar disclosure appears beginning on page 45 of the 10-K.  However, in response to this comment, we will revise the presentation in future filings so that our minimum cash obligation related to the interest component of our long-term debt is explicitly disclosed in the notes under the tabular disclosure of contractual obligations.

Beginning on page 45 of the 10-K, we describe and disclose in detail all provisions that create, increase or accelerate obligations, and other pertinent data to the extent necessary for the readers to understand the timing and amount for each long-term debt instrument.  In response to this comment, however, we will restate this information below the tabular table in future filings.

Summary of Critical Accounting Policies and Estimates, page 50

2.
We note you identify seven areas of accounting where critical accounting policies are used to record activity.  However, your disclosures appear to lack association with specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations.  Please expand your disclosures to address the specific instances where uncertainties exist in your estimates.  Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information.  We generally find that disclosures including both a sensitivity analysis and discussion of historical experience making the critical estimate are effective in conveying this information.  It is important to note that while accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.  Please refer to Section 501.14 of the Financial Reporting Codification for further guidance.

Response:

In Note 2 of our Notes to Consolidated Financial Statements, we note that the preparation of our Consolidated Financial Statements requires us to make certain estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying Notes, which include, but are not limited to, the following:

•	property, plant and equipment,
•	goodwill,
•	valuation allowances for income tax assets, and
•	fair value of share-based payments.

We do not believe that we have estimates that would materially impact our liquidity or capital resources.  For example, we do not estimate the collectability of large receivable balances for liquidity purposes, as our customers prepay their usage fees prior to the month services are rendered.

The use of estimates does, however, impact our results of operations.  A few examples are: the use of estimates in determining the depreciation of our fixed assets; the use of estimates in determining value in the assessment of goodwill; and the use of estimates in the calculation of fair value related to our share-based compensation payments.  Although we believe these estimates are discussed in the relevant sections in our Notes to Consolidated Financial Statements, in response to this comment, we will address these estimates in the Summary of Critical Accounting Policies and Estimates within our MD&A in our future filings.

Cheniere Energy, Inc.
Form 10-K (File No. 001-16383)
Company’s Responses to
SEC Comment Letter dated July 31, 2009

Management’s Report on Internal Control Over Financial Reporting, page 57

3.
In the first paragraph of this section, you state that internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations.  The language in this paragraph appears to limit management’s conclusions regarding the effectiveness of your internal control over financial reporting at a reasonable assurance level.  Please confirm for us, if true, that the disclosure is not meant to limit management’s conclusions as to the effectiveness of your internal control over financial reporting.  Also, in future filings, please remove or revise the disclosure so that it does not appear to limit management’s conclusions.

Response:

We confirm that this disclosure is not meant to limit management’s conclusions as to the effectiveness of our internal control over financial reporting.  We will revise the disclosure in future filings as follows: “Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation.”

4.
Please include a statement that the registered public accounting firm that audited the financial statements has issued an attestation report on your internal control over financial reporting.  See Item 308(a)(4) of Regulation S-K.

Response:

In future filings, we will include a statement that the registered public accounting firm that audited the financial statements has issued an attestation report on our internal control over financial reporting.  Please note that our report appears on the page immediately preceding the attestation report from our registered public accounting firm.

Cheniere Energy, Inc.
Form 10-K (File No. 001-16383)
Company’s Responses to
SEC Comment Letter dated July 31, 2009

Financial Statements and Supplementary Data, page 56

General

5.
We note in your financial statements the changes in operating results in the year ended December 31, 2008 in comparison to your prior years’ operating results.  In all future filings, the disclosure in the “Business” and “Management’s Discussion and Analysis…” sections of the registration statement or periodic report (as the case may be), and elsewhere in the disclosure, as appropriate, should be revised and expanded in order to fully discuss the various business strategies and operational factors impacting the company, it operations and results, and the actions taken, as necessary, by the company in response to these changes in operating results.

Examples would include the (i) current operating results and the current application process with FERC to adapt its facilities in order to export LNG as a result of the higher LNG prices available outside of the United States and the relation to these current factors to your initial business plan which was based upon an assumption of higher LNG prices existing in the United States than that existing outside the United States.

Response:

We will revise our disclosure in future filings to expand on our business strategies and operational factors impacting the Company, its operations and results, and the actions taken, as necessary, by the Company in response to these changes in operating results.

With respect to your example above, please note that we secured the necessary approvals to export LNG in order to maximize the flexibility of the Company’s assets.  We did not secure these approvals in response to any changes in the Company’s operating results. We do not view these approvals as material to our business and the approvals do not represent any change to our business strategy.

We make no assumption as to the relative price of LNG in the United States compared to the world market.  Our business plan is not and was not based upon an assumption of higher LNG prices in the United States compared to prices outside the United States.

We believe that LNG can be produced and delivered to the United States for a lower cost than the cost to produce natural gas in North America at the margin.  Therefore, we expect that it would be profitable to produce and deliver LNG to the United States even if North America were the lowest-priced natural gas market in the world.

Cheniere Energy, Inc.
Form 10-K (File No. 001-16383)
Company’s Responses to
SEC Comment Letter dated July 31, 2009

6.
Please provide us, as supplemental information, an analysis to support your decision to remove the supplemental information relating to your oil and gas reserves and related financial data from your Form 10-K.  In this regard, we note, without limitation, you have excluded the disclosures set forth in FAS 69, FAS 131, FAS 143 and Industry Guide 2.  The staff does note your statement on page 13 that “As a result of the lack of materiality to our consolidated financial statements taken as a whole, our oil and gas exploration, development and exploitation activities have been excluded as a separately disclosed operating segment.”

Response:

In the fourth quarter of 2008, we decided to present our oil and gas exploration, development and exploitation activities as part of our corporate and other business segment due to the immaterial nature of this segment.  In addition, we assessed the materiality of the required disclosures found in the guidance you referenced above and determined that these disclosures regarding our oil and gas exploration, development and exploitation activities were immaterial on a quantitative and qualitative basis (as described below) to the readers of our financial statements.

Qualitative – In connection with our 2008 cost savings program, we terminated all personnel that were working on developing our oil and gas exploration, development and exploitation activities and reassigned responsibilities for oversight of our oil and gas activities to another vice president within the Company.  We have stated that our primary focus is on the development of our LNG-related businesses.

Quantitative – As of December 31, 2008, we had a net balance of $2.4 million of proved oil and gas property and an asset retirement obligation of $0.3 million on our Consolidated Balance Sheets.

Cheniere Energy, Inc.
Form 10-K (File No. 001-16383)
Company’s Responses to
SEC Comment Letter dated July 31, 2009

Consolidated Statement of Cash Flows, page 64

7.
We note your classification in 2008 of $(248,767) as a financing activity, with a caption titled ‘Investment in restricted cash and cash equivalents;’ and your disclosure on page 43 that proceeds from the borrowings under the 2008 Convertible Loans “were used to fund reserve accounts of $248.8 million.”  We also note your disclosure on pages 45 and 46 that certain of these funds “were utilized to pay for interest on the Bridge Loan, to pay expenses incurred in connection with the issuance of the 2008 Convertible Loans and consideration of other strategic alternatives and to fund working capital and general corporate needs of Cheniere and its subsidiaries.”  Please explain to us why you believe it is appropriate to classify the use of all of these proceeds as a financing activity.

Response:

Below is an itemized reconciliation of cash outflows and inflows from our financing activities, as follows (in thousands):

Borrowings:
Bridge Loan (May 2008)	$95,000
2008 Convertible Loans (August 2008)	250,000
Sabine Pass LNG Senior Notes Offering (September 2008)	145,000
Total proceeds from borrowings	490,000

Use of restricted cash:
2008 Convertible Loans	(135,000)	(i)
Sabine Pass LNG Senior Notes Offering	(145,000)	(ii)
Funds used to pay debt issuance costs on Sabine Pass LNG Senior Notes Offering	4,840	(iii)
Funds used to pay minority interest holders	26,393	(iv)
Total use of borrowings that were restricted (investment in restricted cash)	(248,767)

Use of unrestricted cash:
Extinguish Bridge Loan	(95,000)
Sabine Pass LNG debt issuance costs	(4,840)
Debt issuance costs incurred on other borrowings	(29,664)
Payment to minority interest holders	(26,393)
Purchase of treasury shares and other	(4,467)
Total use of borrowings that were unrestricted (investment in unrestricted cash)	(160,364)

Use of cash considered financing activities	$80,869

$135 million of our borrowings from the 2008 Convertible Loans was placed into a reserve account for Cheniere Marketing, LLC’s TUA payments to Sabine Pass LNG, L.P.  Because these funds were presented as restricted cash and cash equivalents on our Consolidated Financial Statements, we presented the funds as funds being ‘investment in restricted cash and cash equivalents.’

(i)
$145 million of our borrowings from the Sabine Pass LNG Senior Notes Offering in September 2008 were presented as ‘investment in restricted cash and cash equivalents’ because the borrowings occurred at Sabine Pass LNG, L.P. and such funds are considered restricted to the Company.

(ii)
$4.8 million represents restricted funds used at Sabine Pass LNG, L.P. to pay for debt issuance costs for the Sabine Pass LNG Senior Notes Offering in September 2008, and therefore we present the use of this cash as ‘investment in restricted cash and cash equivalents.’

(iii)
$26.4 million represents the restricted funds used by Cheniere Energy Partners, L.P. from the restricted account (distribution reserve account) to pay common unit distributions, and therefore we present the use of this cash as ‘investment in restricted cash and cash equivalents.’

We believe that we have classified these activities properly as financing activities as required by FAS No. 95 (new codification 230-10-45).

Cheniere Energy, Inc.
Form 10-K (File No. 001-16383)
Company’s Responses to
SEC Comment Letter dated July 31, 2009

Note 2—Summary of Significant Accounting Policies, page 65

Revenue Recognition, page 66

8.
Please expand your footnote to address your accounting policy for the line item captioned ‘Marketing and trading gain (loss).’  Please also expand your MD&A to discuss the fluctuation from 2007 to 2008.

Response:

We have determined that our accounting policy for the line captioned ‘Marketing and trading gain (loss)’ is not material to a reader’s understanding of the nature of this balance.  We will revise our disclosure in future filings once the dollar amount and/or number of transactions increase to a material level.

Note 4—Restructuring Charges, page 73

9.	Please expand your disclosure to address the items contemplated by paragraph 20(d) of FAS 146 for your reportable segments, or otherwise advise why you have not provided this disclosure.

Response:

Based on the disclosure presented, it is apparent that the significant portion of the restructuring charge was related to our marketing business segment as we presented $70.7 million of the $78.7 million (or 89.9%) of the total restructuring charge as ‘Marketing Costs.’  We intended to convey to the reader that ‘Severance Costs’ and ‘Facility Costs’ that were not included in ‘Marketing Costs’ were related to our corporate and other business segment.  We will revise our disclosure in future filings to present more clearly restructuring charges by reporting segment as required by paragraph 20(d) of FAS 146.

Cheniere Energy, Inc.
Form 10-K (File No. 001-16383)
Company’s Responses to
SEC Comment Letter dated July 31, 2009

Note 10—Property, Plant and Equipment, page 77

Asset Retirement Costs, page 78

10.
We note from your disclosure with regard to the retirement of certain LNG receiving terminal and natural gas pipeline assets and obligations related to right-of-way agreements, you “determined that due to an indeterminate life of such assets, the fair value of the retirement obligation is not reasonably estimable.”  We also note from your disclosure under the heading of ‘LNG Terminal Costs’ that the “Sabine Pass LNG receiving terminal is depreciated using the straight-line depreciation method applied to groups of LNG receiving terminal assets with varying useful lives.  The identifiable components of the Sabine Pass LNG receiving terminal with similar estimated useful lives have a depreciable range between 10 and 50 years.”  Based on this disclosure, please address the following:

•	Describe to us the nature of the ‘groups of LNG receiving terminal assets’ and the ‘identifiable components of the Sabine Pass LNG receiving terminal;’

•
Explain how you considered whether or not you have enough information to estimate the fair value of the asset retirement obligation for the depreciable components of your Sabine Pass LNG receiving terminal.  In this regard, the staff notes the guidance provided by Example 2 of FIN 47.

Response:

•
LNG receiving terminal costs are made up primarily of long-lived assets with lives of 15 to 50 years.  The following list identifies the major long-lived LNG terminal assets and their respective useful lives:

Major long-lived LNG terminal assets	Useful Life (yrs)
LNG storage tank	50
Marine	35
Recondensers	30
Sendout pumps	20
Vaporization and sendout	30
Vapor recovery and vents	30
Electrical	35
Utilities	15-30
Hazard mitigation and detection	15-30
Facilities and roads	35

•
Our asset retirement obligation analysis is primarily comprised of two analyses: (1) natural gas pipeline and (2) LNG receiving terminal.  We do have a small amount of asset retirement obligation for our oil and gas segment but it is immaterial ($0.3 million).  Below is a summary of our significant analysis for each segment:

Natural Gas Pipeline (Creole Trail Pipeline) – We have determined legal obligations exist related to approximately 30% of our right-of-way agreements, as well as in various permits obtained pursuant to federal, state and local laws and regulations relating to the protection of the environment.  We believe it is not feasible to predict when demand for the natural gas transportation services provided by the Creole Trail Pipeline will no longer be economic.  In addition, our right-of-way agreements have no stipulated termination dates.  We have concluded that due to advanced technology associated with current pipelines, together with a rigorous repair and maintenance program, the intent of the Company is to operate the Creole Trail Pipeline system indefinitely, as long as the supply and demand for natural gas exists in the United States.  We continue to monitor the need for the Creole Trail Pipeline to determine if and when an asset retirement obligation is required to be recorded.

LNG receiving terminal (Sabine Pass) – Based on our review of the lease agreements (the “Lease”) at the Sabine Pass LNG receiving terminal, at the expiration of the term or any renewals or extensions thereof, the Company “shall surrender the premises in good order and repair, with normal wear and tear and casualty excepted; provided however, that notwithstanding any term, condition or stipulation of the Lease to the contrary, the Company shall never have any obligation whatsoever to fill in any areas of the ship entry slip and turning basin, and the Company shall be entitled to leave all such areas “as is/where is” upon termination or cancellation of the Lease.”  Based on this review and our discussions with our internal engineers, we have determined the cost to surrender the premises in good order and repair with normal wear and tear and casualty excepted, would be minimal.  The Lease stipulates that at the end of the Lease, the Company will turn the LNG receiving terminal over to the lessor in good working order.  Based on the Lease, we believe that the Company has no obligation at the end of the Lease to perform retirement activities that would require expenditures by the Company; and therefore, no asset retirement obligation liability is required.

          Based on your comment, we will clarify and revise our disclosure in future filings to explain why we do not record an asset retirement obligation with respect to our Sabine Pass LNG receiving terminal.

Cheniere Energy, Inc.
Form 10-K (File No. 001-16383)
Company’s Responses to
SEC Comment Letter dated July 31, 2009

Note 11—Intangible Assets, page 78

Amortizable Intangible Assets, page 79

11.
We note your statement that “For 2008 and 2007, we had not recognized amortization expense.”  Based on this disclosure, please disclose why and how you decreased the balance of amortizable intangible assets from $14,228 in 2007 to $1,637 in 2008.  Please also explain why you have not recognized amortization expense related to these intangible assets.

Response:

In the second quarter of 2008, we announced a cost savings program in connection with the downsizing of our natural gas marketing business activities, the nearing completion of significant construction activities for both the Sabine Pass LNG receiving terminal and Creole Trail Pipeline and the seeking of alternative arrangements for our time charter interest in two LNG vessels.  In connection with this cost savings program we cancelled our time charter interest in the two LNG vessels, surrendered approximately $50.0 million and impaired our recorded intangible asset related to the acquisition of the time charter interest of $14.2 million at the end of December 31, 2007.  Prior to writing off the time charter interest intangible asset, we were amortizing the $14.2 million over a 5-year period, which represented the initial time charter period.  We will clarify our disclosure in future filings to more fully disclose our impairment of this intangible asset.

Note 14—Goodwill, page 80

12.
We note from your disclosure that your goodwill is attributed to your acquisition of minority interest in the Corpus Christi LNG and that you determined no impairment of your goodwill was necessary during the periods presented.  We also note your statement that “For our impairment reviews, we have designated our LNG receiving terminal business as the reporting unit under review due to similar economic characteristics.”  Given the achievement of commercial operability of the Sabine Pass LNG receiving terminal in September 2008, please explain to us why you believe your LNG receiving terminal businesses continue to exhibit similar economic characteristics.

Response:

While each of the three LNG receiving terminals are in different phases of development, the three LNG receiving terminals have the following similar characteristics as considered for aggregation under paragraph 17 of SFAS No. 131:

•	The LNG receiving terminal designs are substantially the same (nature of product and services),
•	Each LNG receiving terminal will provide the same service of converting LNG into natural gas (production process),
•	We expect the LNG receiving terminals to provide alternative destinations for cargoes of LNG (similar types of customers for services), and
•	The LNG receiving terminals are expected to share a number of support functions and have personnel who are interchangeable (methods used to provide services).

However, until the uncompleted LNG receiving terminals are operational they would not represent separate reporting units as they do not, at this point, represent a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. At present, management views the three LNG receiving terminals as one reporting unit.  In the future, as the other LNG receiving terminals become operational, we anticipate the LNG receiving terminals will be individual components representing a business for which discrete financial information is available and is regularly reviewed by management.  At that time we anticipate we will aggregate for the reasons listed above.

In future filings, we will revise our language to be more descriptive as to how management is evaluating potential goodwill impairment.

Cheniere Energy, Inc.
Form 10-K (File No. 001-16383)
Company’s Responses to
SEC Comment Letter dated July 31, 2009

Controls and Procedures, page 102

13.
Under Rule 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures also includes controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports it submits under the Act are accumulated and communicated to the issuer’s management, including its principal executive and financial officers.  Please modify your disclosed definition of “disclosure controls and procedures” or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), as appropriate, to address this requirement.  This comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2009.

Response:

We will revise our disclosure in future filings as follows: “Based on their evaluation as of the end of the _________ ended ___________, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act are (i) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.”